                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                        Physicians Formula Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    719427106
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Required Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. - 719427106

1    NAME OF REPORTING PERSON:

     Nationwide SA Capital Trust

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)      /_/
     (b)      /_/

3        SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER                   0

6    SHARED VOTING POWER                 0

7    SOLE DISPOSITIVE POWER              0

8    SHARED DISPOSITIVE POWER            0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0%

12   TYPE OF REPORTING PERSON

     IA

CUSIP No. - 719427106

1    NAME OF REPORTING PERSON:

     Nationwide Fund Advisors

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)      /_/
     (b)      /_/

3        SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER                                 0

6    SHARED VOTING POWER                       1,037,756

7    SOLE DISPOSITIVE POWER                             0

8    SHARED DISPOSITIVE POWER                   1,037,756

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,037,756

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.36%

12   TYPE OF REPORTING PERSON

     IA

Item 1.

(a)  Name of Issuer: Physicians Formula Holdings, Inc.

(b)  Address of  Issuer's  Principal  Executive  Office:  1055 West 8th  Street,
     Azusa, California 91702

Item 2.

(a)  Name of Person Filing: Nationwide SA Capital Trust ("NSACT") and Nationwide
     Fund Advisors ("NFA")

(b)  Address of Principal Business Office or, if none, Residence:

     NSACT:   5 Tower Bridge
              300 Barr Harbor, Suite 300
              Conshohocken, PA  19428

     NFA:     1200 River Road
              Suite 1000
              Conshohocken, PA  19428

(c)  Citizenship: Delaware

(d)  Title of the Class of Securities: Common Stock, $.01 par value

(e)  CUSIP number: 719427106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer  registered  under  section  15 of the Act (15  U.S.C.
     78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ] Insurance  company as defined in section 3(a)(19) of the Act (15 U.S.C.
     78c).

(d)  [ ] Investment company registered under section 8 of the Investment Company
     Act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance withss.240.13d- 1(b)(1)(ii)(E);

(f)  [ ]  An  employee   benefit   plan  or   endowment   fund  in    accordance
     withss.240.13d-1(b)(1)(ii)(F);

(g)  [ ]   A  parent   holding   company   or  control   person  in   accordance
     withss.240.13d-1(b)(1)(ii)(G);

(h)  [ ] A savings association as defined in Section 3(b) of the Federal Deposit
     Insurance Act (12 U.S.C. 1813);

(i)  [ ] A church plan that is excluded  from the  definition  of an  investment company under section  3(c)(14) of the  Investment  Company Act of 1940 (15
     U.S.C. 80a-3);

(j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

     In accordance with Securities and Exchange  Commission Release No. 34-39538
(Jan.  12,  1998),  this  statement  on Schedule  13G is being filed by NFA as a separate  business unit or division of its ultimate  parent  entity,  Nationwide
Mutual Insurance  Company.  NFA, acting as a separate  business unit or division for  purposes  of  Regulation  13D-G,  exercises  voting and  investment  powers independently  from other  business  units or  divisions  of  Nationwide  Mutual
Insurance Company (other than NSACT, a registered  investment  adviser that does not have  beneficial  ownership  of any shares of the issuer as of December  31,
2007).

     The securities  reported herein are beneficially  owned by one or more open or closed-end  investment  companies or other managed accounts which are advised by NFA, each of which is a registered  investment adviser.  Consistent with Rule
13d-4 under the Securities  Exchange Act of 1934, this Schedule 13G shall not be construed as an admission that NFA, or any other person, is the beneficial owner of any securities covered by this statement.

          a.   Amount beneficially owned:                          1,037,756

          b.   Percent of class                                         7.36%

          c.   Number of shares as to which such person has:

     i.   Sole power to vote or to direct the vote:                        0

     ii.  Shared power to vote or to direct the vote:              1,037,756

     iii. Sole power to dispose or to direct the disposition of:           0

     iv.  Shared power to dispose or to direct the disposition of: 1,037,756

Item 5.  Ownership of Five Percent or Less of a Class

     NSACT no longer has any  beneficial  ownership of securities of the issuer.
NFA continues to disclose that it may have beneficial ownership in excess of 5%.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     The clients of NFA,  including  investment  companies  registered under the
Investment  Company Act of 1940 and other  managed  accounts,  have the right to receive  dividends from as well as the proceeds from the sale of such securities reported on in this  statement.As  of December  31, 2007,  Nationwide  Small Cap
Fund, a series of Nationwide Mutual Funds, owned 829,320 shares, or 5.88%.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company

 N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                               NATIONWIDE SA CAPITAL TRUST

                               By:      /s/Eric E. Miller
                               Name:    Eric E. Miller
                               Title:   Senior Vice President
                               Date:    February 15, 2008

                               NATIONWIDE FUND ADVISORS

                               By:      /s/Eric E. Miller
                               Name:    Eric E. Miller
                               Title:   Senior Vice President
                               Date:    February 15, 2008